Exhibit 22

Subsidiary Issuers of Guaranteed Securities

The wholly-owned statutory business trust of New York Community Bancorp, Inc. (the “Company”) identified in the table below, has issued the securities listed opposite of such subsidiary issuer in the table below. The Company has fully and unconditionally guaranteed the trust’s preferred securities to the extent set forth in a guarantee by the Company and the trust.

Subsidiary Issuer	Guaranteed Securities
New York Community Capital Trust V	Preferred Securities